PMU News Release #06-13
TSX, AMEX Symbol PMU

July 13, 2006

PACIFIC RIM ANNOUNCES 2006 YEAR-END RESULTS

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) is pleased to announce its financial results for the twelve months ended April 30, 2006. Complete financial statements will be included in the Company’s 2006 Annual Report to be mailed to shareholders in the coming weeks. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer. The Company’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Year ended April 30, 2006	Year ended April 30, 2005	Year ended April 30, 2004
Revenue	$8,024	$11,868	$12,140
Operating Costs	$4,480	$8,963	$12,193
Exploration expenditures	$6,289	$6,424	$5,164
Net Loss before unusual item	$(3,908)	$(4,899)	$(7,307)
Net Loss for the period	$(618)	$(4,634)	$(6,859)
Per share (basic and diluted)	$(0.01)	$(0.06)	$(0.09)
Cash Flow used for operating activities	$(1,090)	$(1,610)	$(1,133)
Net increase (decrease) in cash	$1,321	$(1,027)	$356
Cash at end of period	$1,757	$436	$1,463
Total assets	$24,909	$8,618	$14,033
Total liabilities	$2,874	$3,079	$4,415
Working Capital	$16,329	$(135)	$3,033
Common shares outstanding (average)	82,527,499	80,514,168	79,145,935
Fully diluted shares (average)	88,948,999	86,636,068	84,161,115

Fiscal 2006 Technical and Corporate Developments

Advancement of the El Dorado Gold Project
Pacific Rim’s exploration emphasis during fiscal 2006 was to expand the El Dorado project through the delineation of the South Minita gold zone which was discovered during the previous fiscal year. The 18-month long South Minita delineation drill program culminated in June 2006, subsequent to the Company’s 2006 fiscal year end, with the announcement of an updated resource estimate for the El Dorado gold project. The impetus for the updated resource estimate was primarily to quantify the gold and silver ounces at the South Minita deposit. The resources below (originally published in news release #06-12 dated June 19, 2006) are tabulated using a gold equivalent, rather than a gold-only cutoff grade as was historically used at El Dorado, in order to more realistically represent

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the combined gold and silver value of these deposits. In the case of the Minita deposit, the estimate includes a small number of new recently drilled holes. The Coyotera and Nueva Esperanza deposits were re-tabulated using the gold-equivalent cutoff.

El Dorado Project Resources (as of June 19, 2006)
Deposit	Resource Category	Tonnes	Gold Grade (g Au/t)	Gold Ounces	Silver Grade (g Ag/t)	Silver Ounces	Gold Equivalent Grade (g AuEq/t)	Gold Equivalent Ounces
South Minita	Indicated	1,070,900	9.25	318,400	63.99	2,203,000	10.16	349,900
	Inferred	302,800	7.20	70,100	48.23	470,000	7.89	76,800

Minita	Measured	614,100	12.23	241,500	80.59	1,591,200	13.39	264,300
	Indicated	1,175,100	9.65	364,400	58.16	2,197,300	10.47	395,700
	Total M&I	1,789,200	10.53	605,900	65.86	3,788,500	11.47	660,000
	Inferred	78,400	10.39	26,200	67.44	170,000	11.39	28,700

Coyotera	Measured	166,000	7.86	42,100	57.79	309,000	8.69	46,500
	Indicated	501,000	7.15	115,200	58.68	945,000	7.99	128,700
	Total M&I	667,000	7.34	157,300	58.48	1,254,000	8.17	175,200
	Inferred	19,000	5.83	3,600	72.12	44,000	6.86	4,200

Nueva	Indicated	183,000	5.77	33,900	30.47	179,000	6.20	36,400
Esperanza
	Inferred	29,000	4.67	4,300	35.49	33,000	5.17	4,800

TOTAL MEASURED & INDICATED ALL DEPOSITS		3,710,100	9.35	1,115,500	62.24	7,424,500	10.24	1,221,500
TOTAL INFERRED ALL DEPOSITS		429,200	7.55	104,200	51.96	717,000	8.30	114,500
Notes:
1) Resources based on a gold equivalent cut-off grade of 4.0 g AuEq/t
2) Gold equivalents based upon a silver to gold ratio of 70:1
3) The Minita resource above INCLUDES the reserves tabulated in the January 2005 pre-feasibility study

Mineral resource estimates presented above have been calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities, which differ from standards of the U.S. Securities and Exchange Commission (“SEC”). The resource estimates contained in this discussion would not be permitted in reports of U.S. Companies filed with the SEC.

The economic impact of the South Minita deposit on the El Dorado mine proposed in the Company’s January 2005 pre-feasibility study will be determined in a full feasibility study expected to be completed during the coming fiscal year. Pacific Rim believes that the increased El Dorado gold and silver resources are of sufficient quantity to support an expansion of the operation proposed in the January 2005 pre-feasibility study and that the economics of the El Dorado mine proposed therein may be positively impacted.

In addition to drill defining the South Minita gold zone, Pacific Rim conducted extensive surface exploration work at El Dorado during fiscal 2006, which resulted in the identification of a number of new high-priority drill targets in the southern part of the El Dorado district. These targets were discovered after the Company’s geological team made several key breakthroughs regarding the controls on, and most importantly timing of the bonanza gold mineralization in the El Dorado district.

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New Exploration Projects
Pacific Rim acquired a number of new exploration projects in Central and South America during fiscal 2006.

Reconnaissance-style sampling of what the Company has determined to be favorable geological terrains in El Salvador led to the acquisition of two new projects in that country during fiscal 2006. The Santa Rita project is located immediately northwest of the Company’s El Dorado project and comprises an epithermal system in which very high grade gold is locally exposed in surface outcroppings of vein material. Geological indicators at Santa Rita suggest that the mineralization exposed in veins on surface represents high levels of the epithermal system and that the majority of the typically gold-enriched boiling zone may be preserved below ground. In February 2006 Pacific Rim acquired the Zamora project in northwestern El Salvador. The Zamora project exposes high level gold-bearing epithermal veins, and again, geological indicators suggest that the productive boiling zone of this system may be preserved below ground.

The Company’s project generation initiative in South America focused on identifying potential epithermal gold systems, and as a result of this initiative, in June 2005 the Company staked the Carrera and Colina projects in Region XI in southern Chile and the Rosalito project in Santa Cruz Province, Argentina.

Financing Completed
On March 1, 2006 Pacific Rim closed a short form prospectus equity financing in which total gross proceeds of CDN $20,076,000 were raised. The Financing was undertaken through a syndicate of underwriters (the “Underwriters”) who agreed to buy and sell to the public the aggregate of 23,900,000 common shares of the Company at a price of CDN $0.84 per common share, which includes the exercise by the Underwriters of the over-allotment option in the aggregate amount of 6,000,000 common shares.

Andacollo Sale Finalized
In September 2005 Pacific Rim closed the sale of 100% of the shares in the Company’s subsidiaries that owned the Andacollo gold mine in Chile. Total consideration to be paid for the Andacollo mine is $5.4 million, of which $3.0 million has been paid, with the remaining $2.4 million due in future installments.

Executive Appointments
A number of executive appointments were made during fiscal 2006: Catherine McLeod-Seltzer, formerly President of the Company, was named Chairman of the board of directors; Tom Shrake’s role was expanded to President and Chief Executive Officer; William Myckatyn, formerly Chairman of the board of directors was named Lead Director; William Gehlen was named Vice President, Exploration; and Ronda Fullerton was named Corporate Secretary. Subsequent to the end of fiscal 2006, Pacific Rim announced the appointment of Pete Neilans to the position of Chief Operating Officer.

Results of Operations

For the fiscal year ended April 30, 2006, Pacific Rim recorded a loss of $0.6 million or $0.01 per share, compared to a loss of $4.6 million or $0.06 per share for the fiscal year ended April 30, 2005 and $6.9 million or $0.09 per share for the fiscal year ended April 30, 2004. The reduction in net loss for Y/E2006, despite lower sales revenues compared to the previous two periods, is primarily due to substantially decreased mine operating expenses at the Company’s Denton-Rawhide residual leach gold operation ($4.5 million for fiscal 2006 compared to $9.8 million and $13.5 million for the previous two fiscal years) combined with a $3.3 million recovery of investment in the Andacollo Mine during fiscal 2006 (compared to $0.3 million and $0.4 million for the previous two fiscal years).

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Revenue
Revenue, consisting entirely of the sale of gold and silver bullion from the Denton-Rawhide mine, was $8.0 million in fiscal 2006, compared to $11.9 million in fiscal 2005 and $12.1 million in fiscal 2004. Revenue for 2006 was lower than the previous two periods, despite improvements in the realized gold price ($497 per ounce for Y/E2006 compared to $412 per ounce for Y/E2005 and $385 per ounce for Y/E2004), due to a decrease in precious metal production during fiscal 2006 (15,117 ounces of gold in fiscal 2005 compared to 22,056 ounces of gold in fiscal 2005 and 29,687 ounces of gold in fiscal 2004).

Mine operating expenses were $4.5 million in fiscal 2006, compared to $9.8 million in fiscal 2005 and $13.5 million in fiscal 2004. The sharp decrease is a result of a decrease in direct mine operating costs for fiscal 2006 ($4.5 million for Y/E2006 compared to $9.0 million for Y/E2005 and $12.2 million for Y/E2004) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs ($0.02 million for Y/E2006 compared to $0.9 million for Y/E2005 and $1.3 million for Y/E2004) as Denton-Rawhide nears the end of its projected life and the value of its property, plant and equipment diminishes. As a result, a mine operating income of $3.5 million was realized in fiscal 2006, compared to $2.0 million in fiscal 2005 and a loss of $1.3 million in fiscal 2004.

Expenses
Net non-operating expenses increased during fiscal 2006 to $7.4 million, compared to $6.9 million for fiscal 2005 and $6.0 million for fiscal 2004. The current year’s expenses reflect higher direct exploration expenditures for Y/E2006 ($6.2 million) and Y/E 2005 ($6.4 million) compared to Y/E 2004 ($5.1 million) and increased direct general and administrative expenses ($1.5 million for Y/E2006 compared to $1.1 million for Y/E 2005 and $0.9 million for Y/E 2004) reflecting an increase in regulatory and legal costs associated with recently introduced United States and Canadian reporting and regulatory requirements. The Company’s fiscal 2005 expenses were also affected by a gain on the sale of Rawhide property, plant and equipment of $0.8 million during fiscal 2005 (compared to $0.3 for fiscal 2004 and $0.01 million for fiscal 2006).

Liquidity and Capital Resources

Cash
During fiscal 2006 Pacific Rim’s cash and cash equivalents increased by $1.4 million from $0.4 million at April 30, 2005 to $1.8 million at April 30, 2006. At Y/E 2006, temporary investments (consisting of short term, redeemable guaranteed investment certificates) and bullion were $14.6 million and $0.5 million respectively, compared to $0.4 million and $0.02 million respectively at Y/E 2005 (an increase year over year of $14.3 million for temporary investments and $0.5 million for bullion). In the Company’s opinion, temporary investments and bullion are closely equivalent to cash, being immediately available to cover short-term cash requirements.

During fiscal 2006 the Company received cash flow from the following sources: $2.9 million from Denton Rawhide, $3.3 million in proceeds from creditor payments and the sale of the Company’s Andacollo asset, $0.3 million from the exercise of stock options, $0.3 million of investment income and $16.4 million from the March 2006 Financing. Outlays of cash during the year included: $14.3 million in temporary investments, $6.2 million in direct exploration expenditures and $1.5 million in direct general and administrative expenses. The net of these cash inflows and outlays was a net increase in cash and cash equivalents for fiscal 2006 of $1.3 million.

Working Capital
At April 30, 2006, the book value of Pacific Rim’s current assets stood at $17.4 million, compared to $1.2 million at April 30, 2005. The increase in current assets is primarily as result of increases in cash and cash equivalents and temporary investments (stemming from the sale of shares in conjunction with the Company’s March 2006 Financing), and proceeds from the sale of the Company’s Andacollo asset), and increases in bullion during fiscal 2006. The Company’s total assets at Y/E2006 were $24.9 million compared to $8.6 million at Y/E2005, with

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property, plant and equipment, and closure fund balances relatively stable year over year. At Y/E2006, Pacific Rim had current liabilities of $1.0 million compared to $1.3 million at Y/E2005. Currently, Pacific Rim has no short- or long-term debt.

The $16.2 million increase in current assets combined with the $0.3 million reduction in current liabilities, resulted in a $16.4 million improvement in working capital from $(0.1) million at the end of fiscal 2005 to $16.3 million at the end of fiscal 2006.

The Company’s exploration plans for fiscal 2007 are:

  conclusion of the South Minita delineation drill program and completion of an updated resource estimate for the El Dorado project focusing on the South Minita deposit (both of which were completed subsequent to the fiscal 2006 year end)
  completion of a full feasibility study for the El Dorado project, based on the additional gold ounces outlined at the El Dorado project in the June 2006 resource estimate, to consider an expanded operation with greater annual throughput than that envisioned in the January 2005 pre-feasibility study refocusing of the Company’s drilling program back to exploration-style drilling to test the new, high priority gold targets discovered in the southern part of the El Dorado district commencement of the Santa Rita drill program
  continued target generation on the Company’s grassroots projects, and continuation of the Company’s search for additional project acquisitions

Expenditures for this aggressive exploration program outlined for fiscal 2007 are anticipated to be approximately $8 million, sufficiently available from the Company’s current cash and cash equivalent, and temporary investment balances. Pacific Rim forecasts production levels, revenue and cash flow from the Denton-Rawhide gold mine roughly 6 months in advance due to the variability in recoveries that are inherent in a residual heap leach operation, and the volatility in gold price. Denton-Rawhide is expected to contribute additional funds over the coming fiscal year that will be used for exploration or general and administrative expenses. In addition, in September 2006 the Company expects to receive a $1.0 million payment related to the sale of the Andacollo mine (see Section 2). The Company believes it has sufficient working capital in place and expected cash receipts due in the coming fiscal year to adequately cover its planned expenditures. If the Company decides to commence development activities at El Dorado during the coming fiscal year, including construction of an access / haulage ramp at El Dorado, additional financing will be required.

Production

Pacific Rim is 49% joint venture owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott Rawhide Mining Company (“Kennecott”), a subsidiary of Rio Tinto Plc, is 51% joint venture owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Pacific Rim’s share of production from the Denton-Rawhide operation during fiscal 2006 was 15,117 ounces of gold and 135,085 ounces of silver at a total cash production cost of $227 per ounce of gold produced. As non-cash heap leach inventory drawdown costs were reduced to nil in fiscal 2006, actual cash expended per ounce of gold produced in fiscal 2006 was also $227 per ounce. During fiscal 2005 and fiscal 2004, Pacific Rim’s share of production was 22,056 ounces of gold and 212,705 ounces of silver at total cash production costs of $329 per ounce (actual cash cost, being the total cash production costs less non-cash heap leach inventory drawdown costs, of $219 per ounce), and 29,687 ounces of gold and 238,124 ounces of silver at total cash production costs of $372 per ounce (actual cash cost of $116 per ounce), respectively. Gold prices rose markedly during fiscal 2006, from $427.90 per ounce on May 3, 2005 (the first trading day in fiscal 2006) to $644.00 per ounce at April 28, 2006 (the last trading

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day in fiscal 2006), on its way to a 25-year high of $725.00 per ounce reached on May 12, 2006 subsequent to the end of the Company’s 2006 fiscal year.

Fiscal 2006 gold production from Denton-Rawhide was approximately 31% lower than in fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators continued re-contouring the pile in order to expose the leaching fluids to a greater surface area. Although this re-contouring resulted in short term increases in gold production at Denton-Rawhide, the effect was not great enough to offset the slowdown in production which is typical of residual leach operations. Gold production from Denton-Rawhide is anticipated to continue at declining rates through the coming fiscal year. The Denton-Rawhide mine owners are considering a number of options for continuing to maximize gold production, which may result in future short term improvements in production. However, recoveries are expected to continue to decline overall as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Outlook

Pacific Rim’s funds available for exploration in the coming year include current cash and cash equivalent balances plus short term liquid investments, a $1 million payment due in September 2006 related to the sale of the Andacollo mine, and anticipated cash flow from gold production at the Denton-Rawhide mine, which is expected to continue through fiscal 2007 and beyond, albeit with decreasing production rates and cash flows as the operation progresses through the residual leaching phase.

A portion of these funds will be spent on the El Dorado gold project in El Salvador in the coming year. The Company expects to complete a feasibility study for the El Dorado project, to examine the impact of the newly quantified gold and silver ounces from the June 2006 updated resource estimate at the El Dorado project on the mine plan envisioned in the January 2005 pre-feasibility study. In addition, with the South Minita delineation drilling completed, the Company intends to resume exploration drilling, concentrating on testing the high priority gold targets it has defined in the southern part of the El Dorado district. A final decision regarding the commencement of construction of an access / haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in a full feasibility study expected by the end of calendar 2006, and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. While its funds available are sufficient to commence development activities at El Dorado, they are not sufficient to complete the construction of an access/haulage ramp. Additional financing will be required in this case. Outside of the El Dorado project, during the coming fiscal year Pacific Rim intends to spend a portion of its available funds on a Phase 1 drill program at the Santa Rita gold project in El Salvador and to conduct early stage exploration initiatives in the lead up to exploration drilling at its other grassroots projects in El Salvador and Chile.

National Instrument 43-101 Disclosure

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a

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gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The June 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above will be filed with SEDAR on or before July 31, 2006. The report will be co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., both independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

The terms “measured resource”, “indicated resource” and “inferred resource” used in this document are Canadian mining terms as defined in NI 43-101 and CIM Standards on Mineral Resources and Mineral Reserves. Mineral resources that are not mineral reserves have not been demonstrated to be economically and legally extractable. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. It should not be assumed that all or any part of a resource will ever be converted to a reserve. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated resource categories through further drilling, or into mineral reserves once economic considerations are applied.

The term “bankable” in reference to a feasibility study is defined as a comprehensive analysis of a project’s economics and is used by the banking industry for financing purposes.

On behalf of the board of directors,	For further information call Toll Free: 1-888-775-7097 or (604) 689-1976, or visit www.pacrim-mining.com

“Thomas C. Shrake”

Thomas C. Shrake
CEO

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;

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  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The TSX and The AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

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